UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 5 - 2008 issued by A/S STEAMSHIP COMPANY TORM (the “Company”) to The Copenhagen Stock Exchange on March 14, 2008, as well as a copy of the Company’s Annual Report for FY2007 as Exhibit 99.1.

Exhibit 1

ANNOUNCEMENT NO. 5 - 2008

14 March 2008

At the end of 2007, TORM’s Board of Directors and Management developed a new strategy, “Greater Earning Power 2.0”, which was approved in January 2008. The strategy focuses on continued growth over the next three years, which means that the number of vessels in the fleet has to grow to 225-250 incl. pool vessels. The organization’s resources should reflect these ambitions, and therefore the next three years will focus on the development of competences and growth as well as to operate the Company in a socially responsible manner.

●	The profit before restructuring costs and tax was USD 819 million, which is in line with the latest forecast of USD 810-820 million excluding restructuring costs of USD 15 million in connection with the acquisition of OMI. No vessels have been sold in 2007. The Board of Directors considers the profit to be highly satisfactory.

●	EBITDA was USD 304 million (DKK 1,654 million).
●
Cash flow from operating activities was USD 205 million (DKK 1,115 million). Cash flow before financing activities was USD -159 million (DKK -865 million), while cash flow from investing activities was USD -364 million (DKK -1,980 million).

●	At 31 december 2007, equity amounted to USD 1,081 million (DKK 5,491 million), corresponding to USD 15.6 per share (DKK 79.3) excluding treasury shares.
●
The market value of the Company’s fleet as of 31 December 2007 exceeded the book value by USD 1,578 million (2006: USD 1,061 million), equalling USD 22.8 per share (DKK 115.8) excluding treasury shares. To this should be added 44 chartered vessels. The company has purchase options on 19 of these.

●	Return on Invested Capital (RoIC) was 10.5% (2006: 19.6%), and Return on Equity (RoE) was 67.1% (2006: 21.5%).
●
In March 2007, TORM sold its stake in Norden at a price of DKK 3,987 million (USD 713 million), and in September half of the proceeds were distributed as an extraordinary dividend, corresponding to DKK 27.5 per share (USD 5.1 per share).

●
In June 2007, TORM took over the US shipping company OMI in collaboration with the Canadian shipping company Teekay. In connection with the acquisition of OMI, TORM took over 26 product tankers incl. one newbuilding for delivery in 2009. Four of these were chartered vessels.

●	At the end of 2007, the Company owned 62 vessels, 56 of which were product tankers and six bulk carriers. In addition to the vessels taken over from OMI, the Company took delivery of five vessels during the year and contracted seven newbuildings not yet delivered.

●
By the end of 2007, TORM had 21 vessels on order and had exercised one purchase option. Consequently, the Company’s fleet of owned and chartered vessels will by 2011 consist of 143 vessels incl. pool vessels based on existing contracts.

●
The forecast profit before tax for 2008 excl. sale of vessels is USD 210-230 million. The profit before tax in 2007 was USD 161 million, excluding a profit of USD 643 million from the sale of the Norden shares.

●
The Board of Directors recommends, subject to approval by the Annual General Meeting, that a dividend of DKK 4.50 (USD 0.89) per share be paid, corresponding to a total dividend payment of DKK 327.6 million (USD 64.5 million) and equivalent to a return of 2.5% in relation to the closing price of the Company’s shares on the last business day of 2007. Including the extraordinary dividend of DKK 27.5 (USD 5.1) per share paid out in September 2007, the accumulated dividend for 2007 was 55% of the net profit equivalent to DKK 2,330 million (USD 434 million).

USD million

INCOME STATEMENT	2007	2006	2005	2004	Danish GAAP 2003 *)
Revenue	819	604	586	442	308
Time charter equivalent earnings (TCE)	645	455	464	350	198
Gross profit	358	271	315	240	98
EBITDA	304	301	351	215	87
Operating profit	205	242	303	179	60
Financial items	599	-1	-4	26	100
Profit/(loss) before tax	804	241	299	205	160
Net profit for the year	792	235	299	187	160
BALANCE SHEET					
Non-current assets	2,704	1,968	1,528	1,056	700
Total assets	2,967	2,089	1,810	1,240	821
Equity	1,081	1,281	905	715	414
Total liabilities	1,885	808	905	524	408
Invested capital	2,606	1,299	1,176	618	535
Net interest bearing debt	1,536	662	632	272	285
Cash and bonds	118	33	157	124	80
CASH FLOW					
From operating activities	205	233	261	228	75
From investing activities	-364	-118	-473	-187	-153
thereof investment in tangible fixed assets	-291	-262	-636	-187	-170
From financing activities	243	-239	303	-3	72
Total Net cash flow	85	-124	91	38	-7
KEY FINANCIAL FIGURES **)					
Gross margins:					
TCE	78.8%	75.3%	79.2%	79.2%	64.5%
Gross profit	43.7%	44.9%	53.8%	54.3%	31.9%
EBITDA	37.1%	49.8%	59.9%	48.6%	28.2%
Operating profit	25.0%	40.1%	51.7%	40.5%	19.5%
Return on Equity (RoE)	67.1%	21.5%	36.9%	33.1%	49.6%
Return on Invested Capital (RoIC) ***)	10.5%	19.6%	33.8%	31.0%	12.8%
Equity ratio	36.4%	61.3%	50.0%	57.7%	50.3%
Exchange rate USD/DKK, end of period	5.08	5.66	6.32	5.47	5.96
Exchange rate USD/DKK, average	5.44	5.95	6.00	5.99	6.59
SHARE RELATED KEY FIGURES **)					
Earnings per share, EPS (USD)	11.4	3.4	4.3	2.7	2.3
Diluted earnings per share, EPS (USD)	11.4	3.4	4.3	2.7	2.3
Cash flow per share, CFPS (USD)	3.0	3.3	3.7	3.3	1.1
Proposed dividend per share (USD) ****)	0.89	1.02	1.82	1.37	0.50
Proposed dividend per share (DKK)	4.50	5.75	11.50	7.50	3.00
Extraordinary dividend per share (DKK)	27.5	0.0	0.0	0.0	0.0
Share price in DKK, end of period (per share of DKK 5 each)	178.2	186.0	152.6	112.9	45.1
Number of shares, end of period (million)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	69.2	69.4	69.7	69.6	69.3

*) The Group Financial Highlight figures for 2004-2007 have been prepared in accordance with IFRS as adopted by EU.
The comparative figures for 2003 have according to IFRS 1 not been restated in accordance with IFRS, but are prepared in accordance with the previous GAAP based on the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D and the the Danish accounting standards.

**) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts.
The compararative figures are restatet to reflect the change in the denomination of the Company's shares from DKK 10 per share to DKK 5 in May 2007.

***) Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders' equity plus Net interest bearing debt less Non-operating assets).

****) Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

Telephone conference
A telephone conference and webcast (www.torm.com) reviewing the Annual Report 2007 will take place today, 14 March 2008, at 16:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact	A/S Dampskibsselskabet TORM Telephone +45 39 17 92 00 Tuborg Havnevej 18 Klaus Kjærulff, CEO DK-2900 Hellerup Denmark
About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of 128 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: March 19, 2008
By: /s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 864964